

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2014

Via E-mail
Mr. Mark Pellicane
Chief Executive Officer
Falconridge Oil Technologies Corp.
17-120 West Beaver Creek Rd.
Richmond Hill, Ontario, Canada L4B 1L2

> **Re:** **Falconridge Oil Technologies Corp.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed August 25, 2014**
> **File No. 333-191018**

Dear Mr. Pellicane:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Amendment No. 6 filed August 25, 2014

Financial Statements

General

1.   We note that although you have filed several periodic reports since completing your reverse merger on August 2, 2013, including an annual report for your fiscal year ended February 28, 2014, you continue to include a pro forma balance sheet depicting the reverse merge as if it occurred on February 28, 2013, and a pro forma statement of operations depicting the transaction as if it occurred at the beginning of your 2013 fiscal year.

Since you have subsequently filed a periodic report that includes a balance sheet reflecting your financial position after the merger, the pro forma balance sheet is no longer required and should be removed. Further, since you completed the acquisition during the second quarter of your 2014 fiscal year and have since filed your 2014 annual report, you would ordinarily need to update/replace the pro forma statement of operations with a pro forma statement of operations depicting the transaction as if it occurred at the beginning of your 2014 fiscal year to comply with Rule 8-05(b)(1) of Regulation S-X; this would include columns for your historical results of operations for the 2014 fiscal year, the historical results of operations of the accounting target for its fiscal quarter ended May 31, 2013 (derived from its previously filed 2013 third quarter interim and annual reports), also columns for any pro forma adjustments and the pro forma totals.

However, we note that the accounting target had been a shell company and that you did not identify a need for any pro forma adjustments in preparing your pro forma statement of operations. Given the foregoing, also considering the limited activity that would pertain to the accounting target for the quarter ended May 31, 2013, if you believe you could adequately address any pro forma effects of the transaction in a narrative, this may be provided in lieu of the pro forma statement mentioned above, consistent with Rule 11-02(b)(1) of Regulation S-X.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director